Exhibit 99.1

TAL Education Group Provides Updates on Business Operations

BEIJING, November 12, 2021 – TAL Education Group (“TAL” or the “Company”) (NYSE: TAL), a leading K-12 after-school tutoring services provider in China, today provided updates on the Company’s business operations in response to the recent regulatory developments relating to after-school tutoring services, including the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, published in July 2021 by the General Office of the CPC Central Committee and the General Office of the State Council (the “Opinion”) and the related implementation rules, regulations and measures promulgated by competent authorities.

In compliance with the Opinion and applicable rules, regulations and measures, the Company plans to cease offering academic subjects to students from kindergarten through grade nine (“K9 Academic AST Services”) in the mainland of China by the end of December 2021. The Company expects that the cessation will have a substantial adverse impact on the Company’s revenues for the fiscal year ending February 28, 2022 and subsequent periods. In the fiscal year ended February 28, 2021, the revenues from offering K9 Academic AST Services accounted for a substantial majority of the Company’s total revenues in the year.

By leveraging its leading-edge education technology, high quality content and extensive experience, TAL will continue to operate and develop the portion of its business that is not related to K9 Academic AST Services, and will also explore other opportunities to provide education services in accordance with relevant rules and regulations.

The Company will continue to seek guidance from and cooperate with government authorities in various provinces and municipalities in China in connection with its efforts to comply with the policy directives in the Opinion and any related implementation rules, regulations and measures. The Company will further adjust its business operations as required, and update its shareholders as appropriate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Information regarding these risks and uncertainties is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum as well as competence oriented programs. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

For further information, please contact:

Echo Yan

Investor Relations

TAL Education Group

Tel: +86 10 5292 6669-8809

Email: ir@tal.com

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